AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Vericimetry Advisors LLC
800 Wilshire Blvd., Suite 300
Los Angeles, CA  90017

Vericimetry Funds
800 Wilshire Blvd., Suite 300
Los Angeles, CA 90017

This Amended and Restated Expense Limitation Agreement dated November 30, 2012 (the “Agreement), effective on the date set forth in the Appendix (“Effective Date”) is between Vericimetry Funds, its authorized agents and employees (the “Trust”) and Vericimetry Advisors LLC (the “Adviser”);

WHEREAS, the Trust and the Adviser entered into the Agreement on October 18, 2011 (the “Original Agreement”) and amended the Original Agreement on May 24, 2012, and now wish to amend and restate the Agreement in its entirety as set forth herein on the Effective Date, with effect from execution and delivery of the Original Agreement on October 18, 2011;

WHEREAS, the Trust is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the “Act”);

WHERAS, the Adviser is a Delaware limited liability company;

WHEREAS, the Trust engages in the business of investing and reinvesting its assets in accordance with applicable limitations;

WHEREAS, the Trust, pursuant to an Investment Management Agreement between the Trust and Adviser (the “Investment Management Agreement”), employed the Adviser to manage the investment and reinvestment of such assets with respect to Vericimetry U.S. Small Cap Value Fund (the “Fund”), a series of the Trust;

NOW, THEREFORE, in consideration of the foregoing and in consideration of their mutual premises and agreements contained herein, the Trust and the Adviser agree as follows:

1. Expense Limitation. Notwithstanding any provision to the contrary contained in the Investment Management Agreement, the Adviser shall limit, as provided herein, the aggregate ordinary operating expenses of every character incurred by the Fund, including, but not limited to, the fees payable to the Adviser pursuant to the Investment Management Agreement (the “Investment Management Fee”) and all organizational  and offering expenses of the Fund (including, but not limited to, Blue Sky, legal and audit expenses) (the “Limitation”). Any non-operating costs (including but not limited to taxes, interest, Acquired Fund fees and expenses, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) shall be excluded from the Limitation. Under the Limitation, the Adviser agrees that, through the date set forth in the Appendix, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the Fund’s average daily net assets equal to, on an annualized basis, to the amount set forth in the Appendix.

2. Excess Expenses. To determine the Adviser’s liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the “Prorated Limitation”). The Prorated Limitation shall be compared to the Fund’s expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”). If the Investment Management Fee and the Fund’s other expenses for the current day exceed the Allowable Expenses, the Investment Management Fee for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as the Investment Management Fee, the Adviser shall be responsible for the additional excess (“Other Expenses Exceeding Limit”).  At any time the operating expenses of the Fund, which include offering costs and the previously waived organizational costs, are less than the expense limitation, the Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the Fund’s annualized expenses to exceed the Percentage Expense Limitation.  The Fund is not obligated to reimburse the Adviser for fees previously waived or expenses previously assumed by the Adviser more than three years after the fiscal year end of such reimbursement.  Reimbursement to the Adviser from the Fund of any fees waived or expenses reimbursed shall apply first to waivers or expense payments made during the earliest available period for the Fund, and thereafter apply in order of waivers or expense payments made during each consecutive fiscal year thereafter. Any such reimbursement is also contingent upon review and approval by the Board of Trustees. The Board of Trustees may grant such approval by ratifying reimbursements after they are made.  The Adviser is not entitled to reimbursement from the Fund for any amounts that the Fund previously reimbursed to the Adviser pursuant to this Paragraph 2.

3. Voluntary Waiver. Nothing in this Agreement shall be construed as preventing the Adviser from voluntarily limiting, waiving or reimbursing the Fund’s expenses outside the contours of this Agreement; nor shall anything herein be construed as requiring that the Adviser limit, waive or reimburse any of the Fund’s expenses after the expiration date set forth in the Appendix (“Expiration Date”).

4. Effective Date, Expiration Date and Termination. This Amended and Restated Agreement shall became effective on the Effective Date, and shall remain in effect until the Expiration Date or the date the Agreement is terminated by either party.  This Agreement may be terminated by the Trust at anytime and the Adviser on the Expiration Date and thereafter upon not less than sixty (60) days prior written notice to the other party. Upon the termination of this Agreement, the Adviser shall have no claim against the Fund for any amounts other than those amounts specified in the provisions of Paragraph 2.  This paragraph and Paragraph 2 shall survive after the termination of this Agreement.

5. Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

6.  Amendment. This Agreement, including the Appendix, may be amended from time to time by the parties only by written instrument executed by the parties. The parties may separately amend the Appendix to, among other things, add new series of the Fund and revise the Percentage Expense Limitation, Effective Date and Expiration Date. If the Appendix is separately amended, the entire Agreement shall remain in full force and effect, including from the date of the Original Agreement.

VERICIMETRY ADVISORS LLC

By: /s/ Glenn S. Freed
Name: Glenn S. Freed
Title: Chief Executive Officer

VERICIMETRY FUNDS

By: /s/ Glenn S. Freed
Name: Glenn S. Freed
Title: President

Appendix

Name of Fund	Percentage Expense Limitation	Effective Date	Expiration Date
Vericimetry U.S. Small Cap Value Fund	0.60%	January 29, 2013	January 28, 2014

VERICIMETRY ADVISORS LLC

By: /s/ Glenn S. Freed
Name: Glenn S. Freed
Title: Chief Executive Officer

VERICIMETRY FUNDS

By: /s/ Glenn S. Freed
Name: Glenn S. Freed
Title: President